SECURITIES AND E)
DIVISION OF CORPO.
OFFICE OF INTERNA1 ..ORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

02055090

02 SEP 30 AM 10:10

Madrid, Septiembre 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- TelePizza submits information regarding 2002 First Half Results filed with the CNMV on the 28th of August 2002.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

dlw 9/30

02 SEP 30 AM 10:10

INFORMATION REGARDING:

SEMESTER: First YEAR: 2002

I. INFORMATION REGARDING THE ISSUER

Corporate name:
Tele Pizza, S.A.

Registered offices:	**Fiscal ID No.**
C/ Isla Graciosa nº 7 28700 San Sebastián de los Reyes	A78849676

Persons assuming liability for this information, offices they hold and identification of the powers or capacities under which they may represent the company:	**Signature:**
D. Fernando Zapater Marqués *Chief Executive Manager*	

CONTENTS OF THE SEMESTER REPORT
(insert X to mean it is included)

		Individual	Consolidated
I. Information regarding the issuer	0010	X	
II. Changes in the Consolidated Group	0020		
III. Bases for the presentation and evaluation rules	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution of the Net Turnover per Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII.Business Development	0080	X	X
IX. Distributed Dividends	0090		
X. Significant Facts	0100	X	
XI. Explanatory Annex for Significant Facts	0110	X	
XII.Special Auditors' Report	0120		

II. CHANGES IN THE COMPANIES FORMING THE CONSOLIDATED GROUP (19)

There have been no changes in the consolidation scope during this financial year.

III. BASES FOR THE PRESENTATION AND EVALUATION RULES

(For the preparation of the data and information of a financial-accounting nature included within this public, periodic information, such criteria, evaluation rules and accounting principles as contained in the regulations in force regarding information of a financial-accounting nature to be incorporated in the annual accounts and intermediate financial statements of the industry to which the entity belongs shall be applied. Given the rare case, if any, that the accounting principles and criteria generally accepted and required by the applicable rules in force were not applied, such fact shall be pointed out and sufficiently argued, with explanations about the consequences that this failure might have on the assets, the financial situation and the results of the company or its consolidated group. Additionally and to a similar extent, any amendment that, where appropriate and with respect to the latest audited annual accounts, might have been introduced in the accounting principles used for the preparation of the information attached hereto, shall be recorded and accounted for. In the event that the same accounting principles, criteria and policies as used for the latest annual accounts have been applied and if the same comply with the provisions of the accounting rules in force applicable to the entity, please specify it).

The same criteria and accounting principles taken into account for the consolidated annual accounts of the previous financial year closed as of 31 December 2001 have been applied hereto, the same complying with the rules in force.

Note: **If you need further space for the requested information, another sheets can be included**

IV. BALANCE SHEET FOR THE INDIVIDUAL COMPANY

Unit: thousands of Euros

ASSETS

		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	0200	0	0
I. Start-up expenses	0210	893	1.270
II. Intangible Assets	0220	15.430	14.603
II.1. Assets under capital leases	0221	3.678	3.252
II.2. Other Intangible Assets	0222	11.753	11.651
III. Tangible Assets	0230	60.690	57.110
IV. Financial Assets	0240	114.822	96.293
V. Long-term Own Shares	0250	13.529	19.558
VI. Long-term Trade Debtors	0255	3.620	0
B) FIXED ASSETS (1)	0260	**208.984**	**188.834**
C) DEFERRED EXPENSES (2)	0280	476	643
I. Shareholders' short term debt	0290	0	0
II. Stocks	0300	975	916
III. Debtors	0310	25.845	29.953
IV. Short-term Financial Investments	0320	56.826	43.536
V. Short-term Own shares	0330	0	0
VI. Cash and banks	0340	1.137	1.935
VII. Prepayments and accrued expenses	0350	1.658	2.176
D) CURRENT ASSETS	0360	**86.441**	**78.516**
TOTAL ASSETS (A+B+C+D)	0370	**295.901**	**267.993**

LIABILITIES

		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	0500	6.708	6.708
II. Reserves	0510	61.280	69.449
III. Result from previous financial years	0520	0	0
IV. Results for the year	0530	3.071	2.754
V. Dividend Prepayments made during the financial year	0550	0	0
A) CAPITAL AND RESERVES	0560	**71.059**	**78.911**
B) DEFERRED INCOME (3)	0590	132	0
C) PROVISIONS FOR RISKS AND LIABILITIES	0600	4.501	14.642
I. Issue of debentures and other negotiable securities	0610	0	0
II. Amounts owed to Credit Entities	0615	65.314	86.726
III. Amounts owed to Associated and Affiliated Companies	0620	0	0
IV. Long-term Trade Creditors	0625	0	0
V. Other Long-term Debts	0630	863	1.165
D) LONG-TERM LIABILITIES	0640	**66.177**	**87.891**
I. Issue of debentures and other negotiable securities	0650	0	0
II. Amounts owed to Credit Entities	0655	54.456	42.915
III. Amounts owed to Associated and Affiliated Companies	0660	58.090	19.284
IV. Trade Creditors	0665	36.473	17.958
V. Other Short-term Debts	0670	5.013	6.393
VI. Accruals and deferred income	0680	0	0
E) SHORT-TERM LIABILITIES	0690	**154.032**	**86.550**
F) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	0695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**295.901**	**267.993**

V. INDIVIDUAL RESULTS OF THE COMPANY

Unit: thousands of Euros

			CURRENT F. YEAR		LAST F. YEAR	
			Amount	%	Amount	%
+	Net turnover amount (5)	0800	91.677	100,00%	96.784	100,00%
+	Other Income (6)	0810	4.932	5,38%	5.363	5,54%
+/-	Variations in the inventories of finished products and products in progress	0820	0	0,00%	0	0,00%
=	TOTAL VALUE OF PRODUCTION	0830	**96.609**	105,38%	**102.147**	105,54%
-	Net Purchases	0840	-42.466	-46,32%	-44.706	-46,19%
+/-	Variations in the inventories of goods for resale, raw materials and other consumables	0850		0,00%	0	0,00%
-	External and Working Expenses (7)	0860	-18.091	-19,73%	-18.165	-18,77%
=	ADJUSTED VALUE ADDED	0870	**36.052**	39,33%	**39.276**	40,58%
+/-	Other Expenses and Incomes (8)	0880	0	0,00%	0	0,00%
-	Personnel Cost	0890	-26.288	-28,67%	-28.917	-29,88%
=	GROSS OPERATING RESULTS	0900	**9.764**	10,65%	**10.359**	10,70%
-	Depreciation and Amortization	0910	-4.638	-5,06%	-4.669	-4,82%
-	Transfer for the Reversion Fund	0915	0	0,00%	0	0,00%
-	Variations in the Current Assets Provisions	0920	0	0,00%	0	0,00%
=	NET OPERANTING RESULTS	0930	**5.126**	5,59%	**5.690**	5,88%
+	Financial Income	0940	2.317	2,53%	825	0,85%
-	Financial Expenses	0950	-4.073	-4,44%	-3.917	-4,05%
+	Capitalized Exchange Interests and Differences	0960	0	0,00%	247	0,26%
-	Variations in the Current Assets Provisions (9)	0970	0	0,00%	0	0,00%
=	RESULTS FROM ORDINARY ACTIVITIES	1020	**3.370**	3,68%	**2.845**	2,94%
+/-	Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	1021	0	0,00%	23	0,02%
-	Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	1023	-782	-0,85%	-1.024	-1,06%
+/-	Results from Transactions with Own Shares and Debentures (13)	1025	0	0,00%	0	0,00%
+/-	Results from Previous Years (14)	1026	-217	-0,24%	-277	-0,29%
+/-	Other Extraordinary Results (15)	1030	-975	-1,06%	-122	-0,13%
=	RESULTS BEFORE TAXES	1040	**1.396**	1,52%	**1.445**	1,49%
+/-	Corporate Tax and Others	1042	1.675	1,83%	1.309	1,35%
=	RESULTS FOR THE YEAR	1044	**3.071**	3,35%	**2.754**	2,85%

IV. BALANCE SHEET OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

ASSETS		CURRENT F. YEAR	LAST F. YEAR
A) SHAREHOLDERS' LONG TERM DEBT	1200		0
I. Start-up expenses	1210	1.932	5.411
II. Intangible Assets	1220	19.029	24.940
II.1. Assets under capital leases	1221	5.717	6.085
II.2. Other Intangible Assets	1222	13.312	18.855
III. Tangible Assets	1230	128.895	142.041
IV. Financial Assets	1240	19.874	12.609
V. Long-term Parent Company Shares	1250	13.529	19.558
VI. Long-term Trade Debtors	1255	11.182	0
B) FIXED ASSETS (1)	1260	**194.441**	**204.558**
C) CONSOLIDATED GOODWILL	1270	23.724	24.952
D) DEFERRED EXPENSES (2)	1280	625	670
I. Shareholders' short term debt	1290	0	0
II. Stocks	1300	10.733	13.024
III. Debtors	1310	42.534	51.453
IV. Temporary Financial Investments	1320	8.335	4.413
V. Short-term Parent Company shares	1330	0	0
VI. Cash and banks	1340	8.006	7.201
VII. Prepayments and Accrued Expenses	1350	2.591	3.882
E) CURRENT ASSETS	1360	**72.199**	**79.973**
TOTAL ASSETS (A + B + C + D + E)	1370	**290.989**	**310.153**

LIABILITIES		CURRENT F. YEAR	LAST F. YEAR
I. Subscribed Capital	1500	6.708	6.708
II. Parent Company Reserves	1510	73.056	86.423
III. Retained Earnings in Consolidated Companies (16)	1520	9.920	-7.600
IV. Foreign currency translation adjustment (17)	1530	-2.095	6.941
V. Result Allocated to the Parent Company	1540	8.704	10.993
VI. Dividend prepayments made during the financial year	1550	0	0
A) CAPITAL AND RESERVES	1560	**96.293**	**103.465**
B) MINORITY INTERESTS	1570	2.593	3.093
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	408	408
D) DEFERRED INCOME (3)	1590	877	1.175
E) PROVISIONS FOR RISKS AND LIABILITIES	1600	1.892	5.511
I. Issue of debentures and other negotiable securities	1610	0	0
II. Amounts owed to Credit Entities	1615	67.108	89.153
III. Long-term Trade Creditors	1625	984	0
IV. Other Long-term Debts	1630		1.665
F) LONG-TERM LIABILITIES	1640	**68.092**	**90.818**
I. Issue of debentures and other negotiable securities	1650	0	0
II. Amounts owed to Credit Entities	1655	60.149	51.701
III. Trade Creditors	1665	46.412	32.158
IV. Other Short-term Debts	1670	13.684	18.932
V. Accruals and deferred income	1680	588	2.892
G) SHORT-TERM LIABILITIES	1690	**120.833**	**105.683**
H) PROVISIONS FOR SHORT-TERM RISKS AND LIABILITIES	1695	0	0
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**290.988**	**310.153**

V. RESULTS OF THE CONSOLIDATED GROUP

Unit: thousands of Euros

		CURRENT F. YEAR		LAST F. YEAR	
		Amount	%	Amount	%
+ Net turnover amount (5)	1800	144.171	100,00%	169.742	100,00%
+ Other Income (6)	1810	6.869	4,76%	7.318	4,31%
+/- Variations in the inventories of finished products and products	1820	0	0,00%	0	0,00%
= TOTAL VALUE OF PRODUCTION	1830	**151.040**	104,76%	**177.060**	104,31%
- Net Purchases	1840	-41.187	-28,57%	-45.349	-26,72%
+/- Variations in the inventories of goods for resale, raw materials and other consumables	1850	0	0,00%	0	0,00%
- External and Working Expenses (7)	1860	-35.678	-24,75%	-45.588	-26,86%
= ADJUSTED VALUE ADDED	1870	**74.175**	51,45%	**86.123**	50,74%
+/- Other Expenses and Incomes (8)	1880	0	0,00%	0	0,00%
- Personnel Cost	1890	-46.518	-32,27%	-56.764	-33,44%
= GROSS OPERATING RESULTS	1900	**27.657**	19,18%	**29.359**	17,30%
- Depreciation and Amortization	1910	-10.458	-7,25%	-10.299	-6,07%
- Transfer for the Reversion Fund	1915	0	0,00%	0	0,00%
- Variations in the Current Assets Provisions (9)	1920	0	0,00%	0	0,00%
= NET OPERATING RESULTS	1930	**17.199**	11,93%	**19.060**	11,23%
+ Financial Income	1940	488	0,34%	616	0,36%
- Financial Expenses	1950	-3.255	-2,26%	-4.095	-2,41%
+ Capitalized Exchange Interest and Differences	1960	0	0,00%	247	0,15%
- Transfer for Amortization and Financial Provisions (10)	1970	0	0,00%	0	0,00%
+/- Conversion Results (18)	1980	0	0,00%	0	0,00%
+/- Share in profits from companies consolidated under equity method	1990	-202	-0,14%	-1.204	-0,71%
- Amortization of the Consolidated Goodwill	2000	-874	-0,61%	-783	-0,46%
+ Reversion of Negative Consolidation Differences	2010	0	0,00%	0	0,00%
= RESULTS FROM ORDINARY ACTIVITIES	2020	**13.356**	9,26%	**13.841**	8,15%
+/- Results Accruing from Tangible, Intangible Fixed Assets and Investment Portfolio (11)	2021	-805	-0,56%	-329	-0,19%
- Variations in the Provisions for Tangible, Intangible Fixed Assets and Investment Portfolio (12)	2023	0	0,00%	0	0,00%
+/- Results from Transactions with Own Shares and Debentures (13)	2025	0	0,00%	0	0,00%
+/- Results from Previous Years (14)	2026	-308	-0,21%	-457	-0,27%
+/- Other Extraordinary Results (15)	2030	-1.521	-1,05%	-388	-0,23%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	**10.722**	7,44%	**12.667**	7,46%
+/- Tax on Profits	2042	-1.778	-1,23%	-1.435	-0,85%
= CONSOLIDATED RESULTS FOR THE FINANCIAL YEAR	2044	**8.944**	6,20%	**11.232**	6,62%
+/- Results allocated to minority interests	2050	-241	-0,17%	-239	-0,14%
= RESULTS ALLOCATED TO THE PARENT COMPANY	2060	**8.704**	6,04%	**10.993**	6,48%

0

VI. DISTRIBUTION OF THE NET TURNOVER AMOUNT PER BUSINESS

BUSINESS		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
Factory sales	2100	26.644	24.224	24.603	22.620
Outlet sales	2105	56.975	67.127	106.937	134.034
Other sales	2110	8.058	5.433	12.632	13.088
	2115				
	2120				
	2125				
	2130				
	2135				
	2140				
Works Performed pending Certification (*)	2145				
Total I. N. C. N	2150	**91.677**	**96.784**	**144.172**	**169.742**
Internal Market	2160	90.836	95.760	113.762	118.668
Exports: European Union	2170	821	922	14.440	14.744
OEDC Countries	2173	8	68	11.311	31.570
Other Countries	2175	12	34	4.658	4.760

(*) To be filled in only by Building Companies

VII. AVERAGE NUMBER OF EMPLOYEES DURING THIS CURRENT PERIOD

		INDIVIDUAL Current year	INDIVIDUAL Last year	CONSOLIDATED Current year	CONSOLIDATED Last year
TOTAL NUMBER OF EMPLOYEES	3000	2.962	3.552	7.501	10.146

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

TelePizza Group has obtained in the first half 2002 an EBITDA (Earnings before interests, taxes and amortisation) in the amount of 27.66 million euros, which means an decrease of 5.8% with respect to the 29.36 million euros reached in the same period 2001.

This result means also an increase in the second quarter of 20.9 per cent when compared with the 12.52 million euros reported during the first quarter 2002, and this quarter is the third quarter in a row in which an increase of EBITDA is reported.

The system sales in Spain, including the revenues from the company-owned stores and franchised stores, decreased slightly by 0.3 per cent in the first half 2002 with respect to the same period last year, reaching the amount of 154.43 million euros.

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

The franchising activity means that the revenues coming from the franchised stores in Spain and abroad are not consolidated within the TelePizza accounts. Regarding the international area, apart from the agreements reached in France and Mexico for the development of operations with a local partner, one has to take into account the ending of operations in U.K. and Morocco since the beginning of this year, therefore, theirs sales are no longer consolidated within the TelePizza accounts.

These two reasons make the operating income figure in 2002 (151.04 million euros) and 2001 (177.06 million euros) not comparable, as this last figure included the income from the stores now franchised.

As a consequence of the franchising policy, TelePizza had 458 franchised stores and 393 company-owned stores at the end of the first half of 2002, this means that TelePizza manages directly only 46 per cent of chain stores.
Regarding Spain, the company had 278 franchised stores and 259 company-owned stores which means that TelePizza manages directly only 48 per cent of the stores in Spain.

TelePizza has continued improving its operating margins. EBITDA margin in the 1st Half 2002 has raised to 19.2 per cent which compares with the 17.3 per cent reported in 1st half 2001.

In the International area, TelePizza has decided to focus its activities on Portugal, Poland and Chile, countries which are reporting an adequate profitability and in which TelePizza is strengthening its leadership position. Chain sales in said countries have increased by 4.2% when compared with the same period last year, reaching the amount of 32.97 million euros.

Regarding the countries whose operations are fully franchised, France and Mexico, it is worth mentioning that chain sales in France have increased by 20.2 per cent up to 2.8 million euros.

Regarding Mexico, TelePizza has continued its business plan led by Pollo Campero Group. At the moment there are 18 stores already working under the new format and two new multi-brand stores "TelePizza-Pollo Campero" are planned to be built. Likewise, TelePizza is already present in Guatemala, El Salvador and Costa Rica thanks to the good development of the franchise agreement.

Net profit in the 1st half has amounted to 8.70 million euros, which compares with the 10.99 million euros reported in the same period in 2001.

In Spain, the company has continued with its innovation strategy with the launching of "TelePizza Base Doble", the only one with a cheese filled base on the market. Besides, at the end of May, TelePizza launched the Minis, mini triangular cheese filled bread elaborated with TelePizza dough.

In the Information systems area, TelePizza continues with the improvement in the management systems at store level and with the implementing of tools in order to achieve a better knowledge of its customer, such as the Data Warehouse, which will start to be implemented by the end of September.

During the last quarter of this year, TelePizza will continue with the developing of the Industrial and Logistics Overall Plan, with the beginning of the productive activities in its new installations sited in Daganzo (Madrid), this new site consists of factory premises area of 14,000 m2 over a land area of 40,000 m2.

Note: **If you need further space for the requested information, another sheets can be included**

0

VIII. BUSINESS DEVELOPMENT

(In addition to complying with the provisions of the instructions for filling in this semester report, the information herein contained should also specifically mention the following aspects: development of the income amount and of the costs external to the said income; formation and analysis of the main transactions which resulted in obtaining extraordinary results; comments on the most significant investment and des-investment transactions, explaining their effect on the acting background of the company and, in particular, on the cash and banks thereof; sufficient explanation of the nature and effects of any item which may have caused an outstanding variation in the amount of income or in the results of the company during the current semester with respect to the reports from the previous quarter).

The reported tax rate in the consolidated acounts in the first semester has been 16,6% due to the appplication of some provisions , which have become deductible this year and due to
The reported tax rate in the consolidated acounts in the first semester has been 16,6% due
to the registering, under the ICAC resolution referring to the accounting of deductions and allowances

Regarding the working capital, the current liabilities heading included at the 30th of June 2002 amounts owed to credit institutions in the amount of 60.15 million euros, which, in turn, includes 10.7 million euros for the short-term maturities of the syndicated loan, corresponding the rest mainly to the different short term credit facilities of the company.

The company has the intention of renewing said credit facilities, which will not necessarily result in an increase of the indebtedness in the short term, once the short-term maturities of the said syndicated loan have been repaid.
Regarding the rest of the working capital it is a feature of the company's sector, not expecting meaningful changes along the year.

Note: If you need further space for the requested information, another sheets can be included

. 0

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Any dividend distributed since the beginning of the fiscal year will be mentioned).

		% on joint stock	Euros per share	Amount (thousand euros)
1. Common Stock	3100			
2. Preferred Stock	3110			
3. Shares with no voting rights	3120			

Additional information about the distribution of dividends (prepayments, supplementary, etc.)

X. SIGNIFICANT FACTS (*)

		YES	NO
1. Acquisitions or transfers of shares in the joint stock of listed companies qualifying the duty to inform as provided for in Sec. 53 of the LMV (Stock Exchange Act) (5 per cent and multiples).	3200		X
2. Acquisition of treasury stock qualifying the duty to inform in compliance with the additional provision no. 1 of the LSA (Public Limited Liability Companies Act) (1 per 100).	3210		x
3. Other significant increases or decreases of fixed assets (stakes above 10% in unlisted companies, in important material investments or disinvestment, etc.)	3220		x
4. Increases and reductions of the joint stock or of the securities' value.	3230		x
5. Issues, refunds or cancellation of loans.	3240		X
6. Changes in Managers or in the Board of Directors.	3250	X	
7. Amendments of the Articles of Association.	3260		X
8. Conversions, mergers or splits.	3270		X
9. Changes in the institutional regularisation of the trade, with a significant effect on the economic or financial situation of the company or of the Group.	3280		X
10. Litigation, suits or other proceedings that may significantly affect the situation of the estate of the Company or Group.	3290		X
11. Insolvency proceedings, temporary receivership, etc.	3310		X
12. Special limitation, transfer or total or partial waive agreements regarding political and economic rights derived from the shares in the Company.	3320		X
13. Strategic agreements with national and international groups (exchange of share packages, etc.)	3330	X	
14. Other significant facts.	3340	X	

(*) Mark with an "X" the appropriate box; in the event of answering "yes", attach an explanatory annex with details on the date of communication to the CNMV and the SRVB.

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

As of 22nd of January 2002, Tele Pizza informs that, as of 01/18/02, the company has signed a promissory purchase contract with the entity COMMERZ GRUNDBESITZ SPEZIALFONDS Gmbh, regarding a building under development.

As of 1st of February 2002, TelePizza send information regarding:

The opening of a TelePizza free stander and four multi-brand outlets TelePizza / Pollo Campero in the city of guatemala as a result of the agreements reached with the Pollo Campero Group for the development of TelePizza in Central America.

Tele Pizza S.A and the Greek company Goody's S.A. have decided in mutual agreement to suspend the joint plans that would have been developed through the Greek company Tele Pizza Hellas.

TelePizza has discontinued its operations in U.K and Morocco. This decision is part of the company's strategy of focusing its development abroad in those areas which are showing adequate profitability.

As of 1st of March, The Company submits a copy of de information regarding 2001 results.
The company obtained a net profit of 5.13 million euros, which means an increase of 1.8% with respect to the 5.04 million euros reported in 2000.

As of 10th May 2002; The company submits First Quarter Results Presentation.

As of 13th of May 2002; The company submits information regarding First Quarter Results. Net profit amounted to 2.1 million euros.

As of 28 of May 2002. The company informs that □ The Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Claudio Boada Palleres and has appointed the current Secretary of the Board, Mr Javier Gaspar Pardo de Andrade as member of the Board of Directors, replacing Mr. Claudio Boada Palleres.

As of 7 of June 2002 the company submits tha agenda regarding its General Shareholders Meeting.

As of 10 of June 2002 the company submits informationregarding its General Shareholders Meeting.

As of 28 of June 2002 submits information regarding the agreements approved at the General Shareholders Meeting held on the 28th of June at second hearing.

As of 23 July 2002 The Company informs that the Board of Directors of TELE PIZZA, S.A., has agreed, to accept the resignation to the position of board member of Mr. Rafael Hernández García and has appointed Mr. Alberto Manuel Horcajada.
Mr. Antonio Catalán asked for not being re-elected as Board Member, once the period for which he has been elected, concluded, being this the reason of the cease.

Note: If you need further space for the requested information, another sheets can be included

XI. EXPLANATORY ANNEX FOR SIGNIFICANT FACTS

As of 30th of July 2002, Tele Pizza Group submits a copy of de information regarding first Half Results.

As of 16th of August 2002, of the agreement signed with Blockbuster Video España, S.L.. Under this agreement both companies start a joint pilot plan.

XII. SPECIAL AUDITORS' REPORT

(This part shall only be filled in with information regarding the first Semester of the fiscal year following the last closed and audited one, and shall be applicable to those issuing companies which, in compliance with the provisions of subparagraph 13 of the Ministerial Order dated 18th January 1991, are liable to submit a special report by its auditors, when the auditors' report regarding the immediately preceding annual accounts has denied the opinion or contains a negative or qualified opinion. The same shall mention that the said special auditors' report is included as an annex to the semester information, and shall include a copy of the information or declarations given or made by the Managers of the Company about the updated position of the qualifications mentioned by the auditor in its report of the annual accounts of the previous year and that, in compliance with the applicable Technical Auditing Accounts, would have been useful for the preparation of the said special report).

NOTA: En caso de ser insuficiente el espacio reservado en este cuadro apara las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.